BIOVIE INC.

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

August 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioVie Inc. Registration Statement on Form S-1 (File No. 333-288525) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioVie Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 5:00 p.m. Eastern Time, on August 6, 2025, or as soon thereafter as practicable. The Registrant hereby also authorizes Stephen Older and Carly Ginley of McGuireWoods LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen Older of McGuireWoods LLP at (212) 548-2122, or in his absence, Carly Ginley at (704) 343-2161.

 Thank you for your assistance in this matter.

Very truly yours,

BIOVIE INC.

/s/ Joanne Wendy Kim
Name:	Joanne Wendy Kim
Title:	Chief Financial Officer

cc:	Stephen Older, McGuireWoods LLP
Carly Ginley, McGuireWoods LLP